David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 2436-1

February 20, 2007

Via Federal Express & Edgar

Max A. Webb, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	Pro Elite Inc.
Registration Statement on Form SB-2
Filed January 12, 2006
File No. 333-139982

Dear Mr. Webb:

This is in response to your comment letter dated February 2, 2007.

General

1.
There are numerous inconsistencies throughout the disclosure. For examples, it is unclear of the number of shares you issued to the six institutional investors on October 3, 2006. You state on page 3 that you sold an aggregate of 3,333,333 units, each consisting of three shares of common stock and a three-year warrant. However, on page II-2, you state that you sold an aggregate of 9,999,999 units. Also, you state on page 19 that Real Sport was incorporated on September 19, 2006. However, footnote 9 of the financial statement shows that Real Sport issued shares August 10, 2006. Please carefully review and revise throughout the registration statement to reconcile any inconsistencies.

Company Response

We have made the appropriate changes throughout the Registration Statement.

2.
We note the two websites/businesses mentioned in the filing, LifeLoggers.com and ProElite.com. The website LifeLoggers.com does not appear to be related to your business in martial arts matches. Please disclose all websites you own and operate and the URL address of the websites. Furthermore, please clarify whether the contents of the websites are part of the prospectus.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

The Company has two websites - ProElite.com and EliteXC.com. The ProElite.com website will feature events, sell our products, and be a social networking website for MMA fans and fighters. The EliteXC.com website will feature only our events. LifeLogger.com is not a website related to our business. All references to Lifelogger.com have been deleted.

The contents of the websites are not part of the prospectus.

Prospectus Summary, page 1

3.	Please revise the first sentence of the first paragraph. This should be a complete summary.

Company Response

We have so revised.

4.
Please expand this section to disclose that you have had no revenues since inception and disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Company Response

We have disclosed the information requested, however we are unable to provide at this time our net loss, working capital and accumulated deficit as of the date of the filing. Since inception, we have not generated any revenues. Our net loss from inception through October 31, 2006 was $3,232,139. At October 31, 2006, working capital amounted to $7,607,069 and our accumulated deficit was $3,232,139.

5.
Please provide us with the source for your statements in Company Overview that MMA events now attract roughly two million viewers per week and that MMA events in the US now generate attendance and pay-per-view audiences similar to professional boxing.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

We have provided the source for our statement that MMA programs attract roughly 2 million viewers per week. We have deleted the sentence that MMA events now generate attendance and pay-per-view audiences similar to professional boxing.

6.
In the next amendment, please completely revise your summary so that it tells the important information material to an investor in plain English and in an arrangement that enables investors to grasp the current status of your company. See Rule 421. Also work to reduce your overdependence on defined terms and use defined terms consistently.

Company Response

We have made the appropriate changes throughout the Registration Statement.

7.	Please clearly state under the Offering section on page 4 the number of shares currently outstanding. Further, please provide summary financials in this section.

Company Response

We have stated that there are 42,500,000 shares of common stock currently issued and outstanding. We have provided the requested summary financials.

Plan of Operation, page 17

8.
Please discuss the anticipated milestones and activities in implementing your plan of operation, the time frame for beginning and completing each, and the cost for each. For instance, we refer you to page 2 where you briefly mentioned:

•	the grassroots level work with various online channels such as Yahoo! AOL, Ugo.com and Myspace.com;

•	sign up and recruit fighters from over 25,000 martial arts schools;

•	the various marketing tools and activities you plan to use;

•	LifeLogger.com’s current discussions with telecommunications companies to provide services and products as a private label for third party brands;

•	the corporate sponsorships, promotion, and the branded merchandise;

•	the library of content produced by you and your users;

•	and on page 11, you also indicate that you plan to acquire additional assets.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

The Company is in its emerging growth stage and is unable at this time to be more specific with respect to its plan of operation. The Company currently attracts fans and fighters through its website, ProElite.com, and advertises its events through its other website, EliteXC.com. The ProElite.com website serves as a mixed martial arts community board for fans and fighters. The events publicized through ProElite.com include all mixed martial arts events and are not limited to the Company’s events. Over 250 martial arts organizations, including schools and dojos have signed on to our website, and we encourage their students to do the same.

All references to the goals we had disclosed previously have been either eliminated or described in further detail to the extent that we can.

Liquidity and Capital Resources, page 19

9.	Please discuss your August 2006 bridge loan including the annualized interest rate here.

Company Response

Prior to the reverse merger, Real Sport, Inc., now our wholly owned subsidiary, entered into a Term Credit Agreement on August 22, 2006 with The Hunter Fund Limited, an affiliate of Hunter World Markets, Inc., the placement agent we used in our private placement. Pursuant to this agreement, Real Sport obtained a bridge loan from Hunter Fund in the amount of $350,000 and $250,000 from Real Sport’s shareholders or their affiliates: David Marshall, Inc., Eric Pulier, Kurt Brendlinger and Douglas DeLuca. In consideration of the loan, we issued three-year warrants and a flat interest payment of $75,000 to the lenders immediately after the reverse merger.

This loan was due upon the closing of a private placement of the securities, provided that it be no later than 12 months from the date of the loan. I-Fight, Inc. (now Real Sport, Inc.) was currently in the process of being formed at the time of the agreement. The resulting entity was Real Sport, Inc., which assumed this agreement.

Business, page 20

10.
In several places throughout the disclosure, such as on pages 2 and 18, you indicate that you plan to brand and sell your merchandise by means of licensing and marketing your intellectual property. Please discuss in greater detail the merchandise you refer and disclose any material patents, trademarks, licenses you own. Item 101(b) of Regulation S-B.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

The Company plans to sell merchandise, including hats, t-shirts, boxing gear and sweat gear. The Company has not registered any patents, trademarks or licenses, nor is it currently in the process of registering any intellectual property rights.

Industry, page 20

11.	Please provide us with support for each of the first three sentences of this section.

Company Response

We have deleted the sentences.

Rumble World Entertainment, page 21

12.
Please disclose the material terms of the agreements you have with LifeLogger.com, Rumble World Entertainment, and Showtime. Most importantly, please discuss any fee or revenue sharing arrangements. For example, please explain how Pro Elite and each of your affiliates will generate revenues and how will the revenues be allocated among each interested entities. Moreover, it does not appear that LifeLogger.com’s business is related to your business. Please explain LifeLogger.com’s business in greater detail.

Company Response

We have disclosed the material terms, including the fee and revenue sharing arrangements, under our agreements with Lifelogger LLC, Rumble World Entertainment and Showtime. As the Company is still in its emerging growth stage, the Board is still in the process of deciding how revenues will be allocated among the Company and its subsidiaries.

Lifelogger.com is not related to the Company’s business. We only acquired the intellectual property from Lifelogger LLC. We devoted substantial resources to develop the intellectual property acquired, which was a set of advanced social networking, online depository, and personalized content tools that we anticipate will provide much of the backbone for our online community. Its current functionality includes user generated customized sites, storage of audio, video and messages, customer sign-up and tracking, blogging, web-links, and social networking. We expect to generate license fees from the intellectual property we acquired from Lifelogger LLC.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

13.	Also revise to explain what Rumble World’s intellectual property is so that investors can understand why you believe it might be worth $7 million.

Company Response

The Company does not necessarily believe Rumble World’s intellectual property is currently worth $7 million. At the end of the three-year term, the Company will have the option to purchase Rumble World’s intellectual property, based on an evaluation the Company will undertake at that time. The Company has no obligation to purchase Rumble World Entertainment and will not do so if it determines that the value of the intellectual property at the end of the three-year term is not equal to at least $7 million.

14.
Please describe the library collection you currently have and the distribution channels including websites and DVDs you indicate in the prospectus. Please also disclose the library content in the prospectus and Exhibit B to Exhibit 10.11 Exclusive Distribution Agreement.

Company Response

We have done so. The library content is composed mostly of our live events and any content provided to us by users of our ProElite.com website.

Biographies of Directors and Executive Officers, page 23

15.
Revise the biographies of each of the named individuals to disclose their business history during the past five years, using name of company, position held, and times in month/year format. Please omit the extraneous information which is not relevant for an investment in these securities in this company.

Company Response

We have so revised.

Executive Compensation, page 25

16.
Please provide the 2006 executive compensation information required by Item 402 of Regulation S-B. Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-B have been amended recently and that you must provide disclosure to comply with the amended Item 402 provisions. See Release No. 33-8732A (August 29, 2006) and Interpretation J.8B of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

We have done so.

17.
Furthermore, please fully conform your disclosure in this section to the footnotes of your financial statements. For instance, you state on page 26 that members of your board are not compensated for any services provided as directors. However, footnote 7 on page II-12 indicates that the board members are being paid.

Company Response

We have done so.

Security Ownership of Certain Beneficial Owners and Management, page 26

18.
From the selling shareholders table on page 31, it appears that European Catalyst Fund holds 14.4% and Absolute Octane Fund holds 7.7% of your stock. Please revise the beneficial owner table to include them.

Company Response

We have so revised.

19.	Other than officers and directors, beneficial owners of greater than 5% are not permitted to use the company’s address. Please provide the address for the beneficial owners.

Company Response

We have so provided.

Employment Agreements, page 26

20.	For each officer who has a non-exclusive arrangement with Pro Elite, please disclose the approximate number of hours a week he devotes to its business.

Company Response

We have so disclosed. Both Messrs. DeLuca and Shaw devote an average of at least 40 hours a week to the Company.

Certain Relationships and Related Transactions, page 28

21.
Please revise this section to fully discuss the information required by Item 404 of Regulation S-B. Please be advised that the certain relationships and related party transactions disclosure requirements of Regulation S-B have been amended recently and that you must provide disclosure to comply with the amended Item 404 provisions. See Release No. 33-8732A (August 29, 2006).

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

We have so revised.

Description of Securities, page 28

22.	Please disclose the information required by Item 202 of Regulation S-B for the units, the common stock, and the warrants.

Company Response

We have so disclosed for the common stock. As each unit is comprised of 3 shares of common stock and a warrant to purchase one share of common stock, and the underlying securities of each warrant is common stock, we have provided information required under Item 202 with respect to only the common stock.

Selling Shareholders, page 30

23.	We suggest eliminating the undefined phrase “New Investors” which might confuse persons who are not familiar with earlier, non-public materials of your company.

Company Response

We have so eliminated.

24.
Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares to be offered for resale by each legal entity. See Interpretation I.60 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

Company Response

We have so disclosed.

25.
Please clarify whether any of the selling shareholders arc broker-dealers or affiliates of a broker-dealer. If not, please also state, if true, that the sellers purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

We have done so.

26.	Please tell us who the control person of each of the investors is and what these entities are. Are they mutual funds, hedge funds, or something different?

Company Response

We have done so. Each of the selling shareholder is a hedge fund.

Consolidated Balance Sheet, page F-3

27.
We note from the disclosure on page F-7 that the company has agreed to pay its investment banker 1% per month of the $10 million gross proceeds for a maximum period of 24 months if the company’s registration statement is not declared effective by the Securities and Exchange Commission by February 2007. We also note from the disclosure on page F-7 and from the balance sheet on page F-3 that the company has accrued the maximum potential liability due under the registration rights agreement of $2.4 million at October 31, 2006. Please tell us and explain in the notes to the financial statements why the company believes it is appropriate to recognize the maximum amount of the potential payment required under the registration rights agreement of $2.4 million at October 31, 2006. As a part of your response and your revised disclosure, please explain why you believe payment of the maximum amount under this agreement is probable at this date, given that you filed a registration statement to register the shares issued in the private placement on January 12, 2007. Refer to the guidance outlined in paragraph 8 of SFAS No.5 and paragraph 3 FIN No.14. We may have further comment upon receipt of your response.

Company Response

Based on the guidance of the SFAS No. 5 and FIN No. 14, we have re-considered the amount to accrue and now believe that the registration statement will be declared effective within the three months subsequent to January 31, 2007, the date interest begins to accrue. Accordingly, we have changed the accrual from the maximum amount of $2.4 million to $300,000.

28.
Also, please explain your basis or rational for classifying $900,000 of the liability recognized as a current liability and $1,500,000 of the liability as long-term. Based on the disclosure provided on page F-7, it appears that $1,200,000 of the liability should be included in current and long-term liabilities at October 31, 2006.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

As noted in our response to comment number 27, we have changed the amount of the liability to $300,000, which equals a three-month liability. As the liability is payable beginning February 1, 2007, the amount is classified as a current liability on the balance sheet at October 31, 2006.

Consolidated Statement of Operations, page F-4

29.	The weighed average shares outstanding of 13,102,677 appear to be in error based on the fact that you had issued 25,000,000 at inception and had 37,499,999 outstanding at October 31, 2006.

Company Response

We have revised the weighted average number of shares outstanding based on the effective number of shares outstanding since inception of Real Sport and its wholly-owned affiliates.

30.
Please revise your weighed average number of shares outstanding during the period for your basic and diluted earnings per share calculation to equal the weighted average of the number of outstanding shares disclosed in your statement of shareholders’ equity for the period from August 10, 2006 through October 31, 2006.

Company Response

We have revised the weighted average number of shares outstanding as described in the previous response (No. 29).

Note 9. Shareholders’ Equity, page F-12

31.
We note from your disclosure that the company issued 2,262,967 shares valued by the Company’s Directors at 0.00812 per common share or $20,000 on October 3, 2006. We also note that you issued on the same day, October 3, 2006, 9,999,999 common shares, valued at .9312 per common share. Considering that the above transactions both occurred on October 3, 2006, and that cash transactions with third parties provide the most reliable basis for determining the fair value of common shared issued, we would expect that you use the same per common share value in both of the aforementioned transactions. Please revise accordingly.

Company Response

We have changed the value to $0.9312 per share. The number of shares issued was 2,462,927, not 2,262,967.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Note 11. Subsequent events, page F-14

32.
Please tell us how you considered the guidance in EITF 98-3 and Rule 11-01(d) of Regulation S-X in determining whether the acquisition of LifeLogger.com represented the acquisition of a business for which audited financial statements and pro forma information should be included in the registration statement in accordance with Items 310(c) and (d) of Regulation S-B.

Company Response

On November 30, 2006, we primarily acquired intellectual property assets from Lifelogger LLC. The acquired assets consisted of an advanced social networking, online depository and personalized content tool that were to be the beginning backbone of the “ProElite.com” website. At the date of acquisition, the assets’ functionality included: user generated customized websites; storage of audio, video and messages; customer sign-up and tracking; “blogging”, web-links; and social networking.

According to paragraph 6 of the EITF, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes, and (c) resulting outputs that are used to generate revenues. Further, the transferred set of assets must have the ability to sustain a revenue stream by providing its outputs to customers after the set is separated from the transferor. The EITF provides examples of Inputs, Processes, and Outputs:

Inputs

a.    Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
b.    Intellectual property.
c.    The ability to obtain access to necessary material of rights.
d.    Employees.

Processes

e.    The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f.    The ability to obtain access to the customers that purchase the outputs of the transferred set.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

The acquired assets fails the definition of a business combination because it excludes all of the processes and outputs listed such that it is not possible for the acquired set of assets to have normal operations and a revenue stream by providing its products and/or services to customers. The assets were in the development stage at the date of acquisition and had not commenced planned principal operations. Subsequent to the acquisition, we began further development so that the ProElite.com website can become fully functional and revenue producing. As such, we believe that the transaction with Lifelogger LLC does not meet the definition of a business combination under the EITF.

According to Rule 11-01(d) of Regulation S-X, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. The Rule also includes the following list of facts and circumstances that should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business:

1)    Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or
2)    Whether any of the following attributes remain with the component after the transaction:
i. Physical facilities,
ii. Employee base,
iii. Market distribution,
iv. Sales force,
v. Customer base,
vi. Operating rights,
vii. Production techniques, or
viii. Trade names

As previously discussed, the acquired assets were not generating revenue at the date of acquisition and were in the development stage. Furthermore, we did not acquire physical facilities, market distribution, sales and customer base as listed and the acquired operating rights, production techniques and trade names were not fully developed. Accordingly, we feel that the acquisition is not considered a business combination under Rule 11-01(d).

As a result of your comment, we have modified the footnote disclosure in order to better clarify the transaction with Lifelogger LLC.

33.
If the above transaction is considered a business acquisition, it appears that you would be required to include two years of audited financial statements and interim financial statements for this entity since the purchase price exceeds 40% of your assets at October 31, 2006 pursuant to Item 310(c) 2 of Regulation S-B. Please advise or revise accordingly. Also, if the above transaction is a business acquisition, please provide the disclosures in paragraphs 51, 52 and 53 of SFAS No. 141.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

As noted in our response to comment number 32, we do not believe that the above transaction is considered a business acquisition, and accordingly, have not provided audited financial statements, interim financial statements and pro forma information.

34.
Reference is made to the licensing agreement with Rumble World Entertainment, Inc., where you granted warrants valued at $253,000. Please disclose your accounting treatment associated with the warrants issued in this transaction and the annual affect on your statement of operations. Also please disclose the terms, conditions and consideration associated with your service agreement with two of Rumble World’s employees for their exclusive services and the respective accounting treatment and impact on future operations.

Company Response

The value of the warrants will be amortized into operations over a three-year period commencing on the date of grant. The service agreement has not yet been finalized and terms are still being negotiated. The footnote has been changed accordingly.

35.
Reference is made to the seven-year warrant to purchase 2.5 million shares of common stock and the five-year warrant to purchase 2.5 million shares of common stock issued to Showtime Networks, Inc. (“Showtime”) at a per share exercise price $2.00. Please quantify the additional funding provided to and / or type of consideration received by the company in exchange for the seven-year and five-warrants issued to Showtime. Also, please tell us and explain in the notes to your financial statements the planned accounting treatment of the warrants issued in these transactions.

Company Response

The five-year warrant to purchase 2.5 million shares of common stock were issued to Showtime in connection with the exclusive distribution agreement with us. In consideration for airing Pro Elite's events on the SHOWTIME and pay-per-view channels, Pro Elite issued warrants to Showtime to purchase up 5 millions shares of its common stock. The value of the warrants will be amortized into operations commencing on the date of grant over the respective terms of the warrants.

Showtime invested $5 million in our Company, pursuant to which it received 5,000,001 shares of common stock and a warrant to purchase up to 1,666,667 shares of common stock. In consideration for Showtime’s agreement to not include the securities purchased in the private placement in the current registration statement, the Company issued the seven-year warrant to purchase 2.5 million shares of common stock to Showtime.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Other

36.	In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Company Response

Per our accountant’s discussion with Jeffrey Jaramillo, we are filing with the October 31, 2006 financial statements with the understanding that the Company will be filing updated financial statements prior to requesting acceleration.

Part II

Recent Sales of Unregistered Securities, page 23

37.
Please disclose all sales of unregistered securities since inception of Real Sports and disclose all information required by Item 701 of Regulation S-B. We direct your attention to some of the transactions described in footnote 9 of the financial statements. We also note the stock payment issued to MMA Entertainment. Moreover, if MMA Entertainment is a beneficial owner of 5% or more of your business, please revise the beneficial owner table on page 27 accordingly.

Company Response

We have so disclosed. No stock payment has been issued to “MMA Entertainment.”

38.	Please clearly disclose the rule under Regulation D and the facts relied upon to make the exemptions available.

Company Response

We have so disclosed.

Item 27 Exhibits

39.	Exhibit 10.7 is not filed on Edgar as an exhibit. Please do so. Please be advised that you will receive a separate letter from us addressing your request for confidential treatment.

Max A. Webb, Assistant Director
Securities and Exchange Commission
February 20, 2007

Company Response

We have so provided.

40.	Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

Company Response

We have done so.

Signatures

41.	Please include the signature of your principal accounting officer or controller.

Company Response

We have done so.

Please address any additional comments or questions to the undersigned at (310) 789-1290.

Sincerely,

/s/ David L. Ficksman
David L. Ficksman
of
Troy & Gould